FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of June 2003

Commission File Number 333-7182-01



                                   CEZ, a. s.

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                 (Translation of registrant's name into English)



                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X           Form 40-F
                                ----                  -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes             No  X
                                    -----          ----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

   Notice of receipt of a counter-proposal of a shareholder related to a draft amendment to the Statutes of CEZ, a. s.

(Item 6 on the agenda of the Extraordinary General Meeting of CEZ, a. s. scheduled for June 17, 2003 from 2:00 p.m. at Duhova arena, Pardubice, Sukovo nabrezi 1735, Postal Code 530 02)

The Board of Directors of CEZ, a. s., with its registered office in Prague 4, Duhova 2/1444, Postal Code 140 53, Identification No.: 45 27 46 49, entered in the Commercial Register administered by the Municipal Court in Prague, Section B, File No. 1581, hereby gives notification that pursuant to the provisions of
Section 180(5) of the Commercial Code and Section 9(3) of the Company Statutes, it has received a written counter-proposal of the shareholder, the National Property Fund of the Czech Republic, Identification No.: 41 69 29 18, registered office in Prague 2, Rasinovo nabrezi 42, Postal Code 128 00 (hereinafter the the "National Property Fund of the CR") related to the draft amendment to the Company Statutes prepared by the Board of Directors of the Company (hereinafter the "counter-proposal").

Description of changes contained in the counter-proposal:
The counter-proposal of the National Property Fund of the CR contains all changes included in the proposal prepared by the Company's Board of Directors (the description of changes to the Statutes proposed by the Board of Directors is contained in the notice of a General Meeting published in the Hospodarske noviny daily on May 15, 2003) and further contains a number of changes beyond such proposal. According to the National Property Fund of the CR, the principal aim of the counter-proposal is to enhance the powers of the Supervisory Board, further specify them and, correspondingly, limit the powers of the Board of Directors. In particular, the following changes are concerned:
- the number of acts, for which the Board of Directors must obtain the consent of the Supervisory Board or at least inform the Supervisory Board of them has increased. Also, a new institution is proposed for inclusion in the Statutes, specifically, the Supervisory Board's position on certain acts of the Board of Directors,
- in order to enhance the powers of the Supervisory Board, the Supervisory Board will establish committees,
- the powers of the General Meeting remain, in principle, unchanged, if compared to the draft amendment to the Statutes prepared by the Board of Directors.

Note:
The counter-proposal to the draft amendment to the Statutes is available for viewing to all shareholders at the registered offices of the Company in Prague 4, Duhova 2/1444, on the notice board in the entrance hall of the building from June 13, 2003 until the date scheduled for the General Meeting, from 8:00 a.m. to 4:00 p.m. on business days. Shareholders may apply for a copy of the counter-proposal. The counter-proposal to the draft amendment to the Statutes is also available for viewing on the website of CEZ, a. s., www.cez.cz, in the section entitled "to the shareholders", from June 13, 2003.

Position of the Board of Directors of CEZ, a. s., on the shareholder's counter-proposal:
The counter-proposal of the National Property Fund of the CR, as the Company's shareholder, significantly enhances the powers of the Supervisory Board in the Company. The future will show to what extent the limited powers of the Board of Directors will be prejudicial to the Company's management and prosperity. The Board of Directors did not find the proposed changes to be at variance with the Commercial Code.

                                              Board of Directors of CEZ, a. s.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                       CEZ, a. s.

                                           -------------------------------------
                                                       (Registrant)

Date: June 12, 2003


                                           By: /s/ Libuse Latalova
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                                                      Libuse Latalova
                                              Head of Finance Administration